Exhibit 99-2
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  [GRAPHIC OMITTED]     KOOR INDUSTRIES COMPLETES SALE OF ITS ENTIRE HOLDINGS IN
Koor Industries Ltd.    KNAFAIM TO TAMAR BOROVICH FOR $13.7 MILLION


Tel Aviv, Israel, June 18, 2007 - Koor Industries Ltd. (NYSE: KOR; TASE: KOR) ("Koor", "Company"), a leading Israeli holding company, announced today that, following its press releases from May 8, 2007, and June 5, 2007, it completed today the sale of its entire holding (9.16%) in Knafaim Holdings Ltd., ("Knafaim"), for approximately $13.7 million, representing a price per share of $10.47 ("Purchase Price"). $1.5 million of the consideration were received on May 8, 2007.

Under the Agreement, should Ms. Borovich or two other entities that plan to purchase the shares from Ms. Borovich, sell the shares of Knafaim to any third party, during a period of 12 months commencing from the closing date, at a price per share higher than the Purchase Price, Koor will receive additional consideration in the amount of the difference between the sale price and the Purchase Price, net of interest accrued, multiplied by the amount of shares sold or by the amount of shares included in the Transaction, the lesser.

Koor currently estimates recording a capital gain of approximately NIS 15 million in the second quarter of 2007.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

COMPANY CONTACT                                         IR CONTACTS
Oren Hillinger, Finance Director                        Ehud Helft / Kenny Green
Koor Industries Ltd.                                    GK Investor Relations
Tel: 972 3 607-5111                                     Tel:  1 866 704 - 6710
Fax: 972 3 607-5110                                     Fax: 972 3 607 - 4711
oren.hillinger@koor.com                                 info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.